

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Chen Yuanhang
Chief Executive Officer
LVPAI GROUP Ltd
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: LVPAI GROUP Ltd**
> **Form 10-K for the fiscal year ended January 31, 2022**
> **Response dated September 15, 2022**
> **File No. 033-20966**

Dear Chen Yuanhang:

We have reviewed your September 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Form 10-K for the fiscal year ended January 31, 2022

General

1.   We note that your response to prior comment 1 does not appear to address several comments referenced in our Sample Letter to China-Based Companies. In response to this comment, please confirm that your revised disclosure will address clearly each comment in the Sample Letter that is applicable to you. See, as examples only, Sample Letter comments 8, 14 and 15. In addition, please confirm your future disclosure will address each of the following:
     *   the enforcement risks related to civil liabilities due to you, your sponsor and/or your officers and directors being located in China or Hong Kong;
     *   any PRC regulations concerning mergers and acquisitions by foreign investors to which your initial business combination transaction may be subject; and

- the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS).

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ben Borgers, Esq.